# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SURMODICS INC, CIK 0000924717
CUSIP: 868873100
Title of class of securities: Common Stock, $0.05 par value
Address of issuer's principal executive offices: 9924 W 74TH ST, 9924 W 74TH ST, EDEN PRAIRIE, Minnesota (MN), 55344
Date of event which requires filing of this statement: 11/19/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001963860-25-000021
Filed by CIK 0001963860

## Reporting persons
- Trium Capital LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SURMODICS INC
Address of issuer's principal executive offices: 9924 W 74TH ST, 9924 W 74TH ST, EDEN PRAIRIE, MINNESOTA, 55344.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0% owned - position fully exited as of 17th November.
Percent of class: 0% owned - position fully exited as of 17th November.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Trium Capital LLP: Fredrik Ostlund, Chief Compliance Officer (11/20/2025)